UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20957

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/23** AND ENDING **06/30/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Krambo Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 E. Liberty St. Suite 270

(No. and Street)

Ann Arbor	**Michigan**	**48104**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald J. Gruber	**(734)735-3081**	**rgruber@krambo.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR Group, PC

(Name – if individual, state last, first, and middle name)

28411 Northwestern Hwy #800	**Southfield**	**MI**	**48034**
(Address)	(City)	(State)	(Zip Code)

9/22/09	**3744**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald J. Gruber _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Krambo Corporation _____, as of 6/30 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEXIS COOK
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES AUG. 08, 2029
ACTING IN THE COUNTY OF _Washtenaw_



Signature:

Title: President


Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (I) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KRAMBO CORPORATION

Ann Arbor, Michigan

STATEMENTS OF
FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2024 and 2023

KRAMBO CORPORATION

TABLE OF CONTENTS
As of June 30, 2024 and 2023





MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Krambo Corporation
Ann Arbor, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Krambo Corporation as of June 30, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Krambo Corporation's management. Our responsibility is to express an opinion on Krambo Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Krambo Corporation in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MRPR Group, P.C.

We have served as Krambo Corporation's auditor since 2018.
Southfield, Michigan
August 22, 2024

Page 1

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2024 and 2023

ASSETS

	2024	2023
Cash and cash equivalents	$ 205,484	$ 195,764
Certificates of deposit	$ 200,000	$ 245,000
Fees receivable	230,681	4,000
Prepaid expenses	8,152	6,431
Lease deposit	4,717	4,717
Office furniture and equipment, net	37,655	36,249
Operating lease right-of-use-asset	41,648	109,951
TOTAL ASSETS	$ 728,337	$ 602,112

LIABILITIES AND STOCKHOLDERS' EQUITY

	2024	2023
LIABILITIES		
Accounts payable and accrued expenses	$ 22,159	$ 29,444
Contract liabilities	46,500	41,100
Operating lease liabilities	42,823	111,844
Total Liabilities	111,482	182,388
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Retained earnings (deficit)	186,939	(10,192)
Total Stockholders' Equity	616,855	419,724
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 728,337	$ 602,112

See accompanying notes to financial statements

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended June 30, 2024 and 2023

NOTE 1 – Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. As of June 30, 2024 and 2023, the Company did not have cash in excess of FDIC insurance limits.

Certificates of Deposit

The Company classifies cash held in certificates of deposit separately from cash on the statement of financial condition. The type of certificates of deposit that the Company invests in are not considered debt securities under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, Investments – Debt Securities. The entire deposit balance is eligible for FDIC insurance.

Fees Receivable

Fees receivable are unsecured and no allowance for credit losses is considered necessary by management as of June 30, 2024 and 2023. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of fees receivable. The Company routinely assesses the financial strength of its clients and, as a consequence, believes that risk of loss due to credit with these clients is not considered significant.

Office Furniture and Equipment, Net

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of five years.

Leases

The Company leases office space. The determination of whether an arrangement qualifies as a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives.

Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes." The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

Credit Losses

The Company accounted for credit losses on financial assets in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses (ASC326). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experience.

The Company's fees receivable do not give rise to material credit risk and have a remote probability of default. As such, generally, no allowance for credit losses is held against these receivables.

Employee Benefits

The Company adopted a Qualified Small Employer Health Reimbursement Arrangement ("QSEHRA") in September 2021. The plan reimburses participating employees for eligible medical expenses up to $5,300 per year per employee. The Company recognized a liability of $611 as of June 30, 2024 and 2023, for claims paid subsequent to year end.

NOTE 2 – Revenue Recognition

Krambo Corporation's customers are primarily affordable housing entities located throughout the United States. The Company's services to these organizations are similar and the nature, amount, and timing of revenue and cash flow is not impacted by the organization's location or any other factors.

Revenue is measured based on consideration specified in a contract with a customer, and the Company recognizes revenue when it satisfies a performance obligation by transferring control over the product or service to a customer or when the contingency is satisfied.

Substantially all revenue from performance obligations is satisfied at a point in time. The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract liabilities include retainers and other advance billings in excess of revenue recognized.

The Company generates revenue from three primary activities:
- Mortgage sales or securitizations
- Forward commitments
- Advisory services

Mortgage sales or securitizations – the Company assists in private placement of homeowner mortgage notes generated by affordable housing organizations. There are multiple performance obligations within each engagement which are separately identified in the agreement between the Company and the organization.

NOTE 2 – Revenue Recognition (cont.)

The first performance obligation is the preparation of the Private Placement Memorandum ("PPM"). Fees for these services are typically charged to the customer in three installments and the revenue is recognized upon completion.

The second performance obligation is the closing of a mortgage sale or securitization. Fees for these services can either be a base fee and incentive fee which are variable fees based on the amount or number of mortgages placed multiplied by a percentage (based on the discount rate used to establish a purchase price for the sale or securitization) or a flat closing fee, as set forth in the engagement agreement. These fees are charged to the customer and recognized at the time of closing. The customer may also be charged a flat fee for an additional purchaser. This fee is stated in the engagement agreement and is invoiced and recognized at the time of closing.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable and contract liabilities on the balance sheet. Contract liabilities include billings in excess of revenue recognized. The beginning and ending contract balances as of June 30 were as follows:

	2024	2023	2022
Accounts receivable	$230,681	$ 4,000	$397,250
Contract liabilities	46,500	41,100	46,861

The third performance obligation is mobilization and document review. Fees for these services are charged at a flat rate per mortgage review. These fees are invoiced and recognized as the reviews are performed.

Forward commitment – the Company assists in the solicitation of commitments from financial institutions to provide mortgage loans to the affordable housing organization. There are multiple performance obligations within each engagement which are separately identified in the agreement.

The first performance obligation is the preparation of the Private Placement Memorandum ("PPM"). Fees for these services are typically charged to the customer in three installments and the revenue is recognized upon completion.

The second performance obligation is the execution of a Loan Origination Agreement (or Note Purchase Agreement or Loan Purchase and Sale Agreement). Fees for these services are variable fees based on the dollar amount of the commitment multiplied by rate determined by the discount rate obtained as set forth in the engagement agreement. These fees are invoiced and recognized at the time the agreement in executed. The customer may also be charged a flat fee for each additional financial institution. This fee is stated in the engagement agreement and is invoiced and recognized at the time of closing.

The third performance obligation is the mortgage closing. Fees for each mortgage closing are charged at a flat rate per closing of each Homeowner Mortgage Loan under the Loan Origination agreement. These fees are invoiced and recognized at the time of closing.

Advisory services – the Company provides advisory services on a variety of matters. Fees for these services are invoiced and recognized over the course of the services performed.

NOTE 3 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2024	2023
Office equipment and furnishings	$ 46,187	$ 46,187
Computer equipment	75,548	61,603
Total office furniture and equipment	121,735	107,790
Less: accumulated depreciation	(84,080)	(71,541)
Office furniture and equipment, net	$ 37,655	$ 36,249

Depreciation expense for the years ended June 30, 2024 and 2023 was $12,539 and $13,103, respectively.

NOTE 4 – Leases (cont.)

In December 2022, the Company entered into an additional lease for office space in Ann Arbor, Michigan. The term of the loan is December 2022 through January 2025. A lease liability and corresponding lease asset of $24,285 using a 5.5% discount rate.

Operating lease expense included in rent and occupancy expense was $72,746 and $67,802 as June 30, 2024 and 2023, respectively. Operating cash flows from the operating lease was $73,465 and $66,650 for June 30, 2024 and 2023, respectively.

Future minimum lease payments as of June 30, 2024 were as follows:

Year ended, June 30:

2025	43,610
Total minimum lease payments	$43,610
Less amount representing interest	787
Present value of minimum lease payments	$42,823

NOTE 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2024, and 2023, the Company had net capital of $335,400 and $366,002 which was $330,400 and $361,002 in excess of its required net capital. In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2024 and 2023, the ratio was 0.21 to 1 and 0.20 to 1, respectively.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2024 FOCUS filing.

NOTE 6- Retirement Plan

The Company maintains an employee 401(k) and profit-sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $26,317 and $26,442 for the years ended June 30, 2024 and 2023, respectively.

NOTE 7- Subsequent Events

The Company has evaluated subsequent events through August 21, 2024, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2024. There were no subsequent events identified.

NOTE 8- Employee Retention Credit

Under the provisions of the CARES Act, the Company was eligible and applied for a refundable Employee Retention Credit (ERC) subject to certain criteria. During the year ended June 30, 2023, the Company received the ERC proceeds in the amount of $135,635 and is included in the statements of operation.